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                          April 29, 2024

       Hengcong Qiu
       Chief Executive Officer
       UTime Ltd
       7th Floor, Building 5A
       Shenzhen Software Industry Base, Nanshan District
       Shenzhen, PRC, 518061

                                                        Re: UTime Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed April 24,
2024
                                                            File No. 333-278912

       Dear Hengcong Qiu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eranga
Dias at 202-551-8107 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing